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                       [DIAMOND TRIUMPH AUTO GLASS LOGO]

July 12, 2005

VIA EDGAR AND FACSIMILE

David R. Humphrey
Branch Chief - Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: Diamond Triumph Auto Glass, Inc. (the "Company") Form 10-K for fiscal year ended December 31, 2004 File No. 333-33572

Dear Mr. Humphrey:

      We are writing to respond to comments contained in the letter dated June 6, 2005 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above-referenced filing. The Company is not an "accelerated filer," and intends to file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the "June Form 10-Q") on or prior to August 15, 2005.

      For ease of reference, the Staff's comments are set forth below in italics and the headings below correspond to the headings as set forth in the Staff's Comment Letter referenced above. The Company's response to each of the Staff's comments is set forth immediately below the text of the comment to which it relates and the numbered responses below correspond to the numbered paragraphs of the Staff's Comment Letter reference above.

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JULY 12, 2005
PAGE 2


FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 1 -- BUSINESS

OVERVIEW, PAGE 1

1. We note your disclosure regarding "branch operating profit" of approximately $104,000 per location in 2004. Please discontinue the presentation of this non-GAAP measure. See FR-65 for guidance.

            RESPONSE: In response to the Staff's comment, we intend to comply with the comment in future filings beginning with the June Form 10-Q.

ITEM 7 -- MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 21

2. Liquidity generally should be discussed on both a long-term and short term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. In this regard, we note that substantially all of your indebtedness comes due on April 1, 2008. Therefore, you should discuss the consequences to your business if (for whatever reason) you fail to repay or refinance the Notes prior to their maturity on April 1, 2008. See Instruction #5 to Item 303(a) of Regulation S-K.

            RESPONSE: We will expand our discussion regarding long-term liquidity in future filings beginning with the June Form 10-Q. Our discussion will include potential consequences to the Company should, for whatever reason, we fail to repay or refinance our long-term debt on or prior to maturity.

3. Based on the disclosure in Item 2 of your filing, it appears that all of your properties are leased. If true, we suggest that your discussion of liquidity and capital resources state that none of your properties are owned and, as a result, they do not represent a potential source of liquidity (through sale or sale/leaseback transactions). See Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

            RESPONSE: We will incorporate appropriate language in future filings, beginning with the June Form 10-Q, to reflect that all our properties are leased and that they do not represent a potential source of liquidity.

4. Please add a general discussion of your credit facility, with a description of any limitations on borrowings. Based on the disclosure in
      Note 5 to your financial statements, it appears that your available borrowings are substantially less than the maximum amount of $25 million. Please specifically disclose the amount available in light of your restrictive covenants and the amount of your outstanding letters of credit.

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JULY 12, 2005
PAGE 3


            RESPONSE: We will include a general discussion in future filings, beginning with the June Form 10-Q, related to borrowing limitations under our credit facility as they pertain to restrictive covenants and outstanding letters of credit.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, PAGE 24

5. We believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

            RESPONSE: We will include scheduled interest payments in either the table or in a footnote to the table in future filings, beginning with the June Form 10-Q.

ITEM 8 -- FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS, PAGE F-5

6. In Note 6 to your financial statements, you state that, with respect to your preferred stock, the mandatory redemption clause has been eliminated. However, on the face of your balance sheet, you still refer to your preferred stock as redeemable. Please explain supplementally and/or revise your disclosure, as appropriate.

            RESPONSE: We will eliminate the word "redeemable" in regards to the Company's preferred stock in future filings, beginning with the June Form 10-Q.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-6

7. We note from the description of your revenue recognition policy in Note 2 to your financial statements that installation and related services are integral to the generation of revenues. Accordingly, the associated costs of these services should be deducted before presenting any measure of profitability (such as gross profit). Since your cost of sales appears to represent the cost of glass but not the cost of installation, we believe you should discontinue the presentation of gross profit and include cost of sales in your operating expenses. Similarly revise the discussion of your results of operations in MD&A and, in your quarterly financial data on page 16, substitute income from operations for gross profit.

            RESPONSE: For all future filings, beginning with the June Form 10-Q, we will discontinue the presentation and discussion of gross profit, and will include our cost of sales as an operating cost.

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JULY 12, 2005
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            As requested by the Staff, the Company confirms the following:

      - The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

      - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please note that the Company recently appointed a new Chief Financial Officer in May 2005. Future communications to the Company can be directed to Diamond Triumph Auto Glass, Inc., 220 Division Street, Kingston, Pennsylvania 18704 to the attention of:

            -     Norman Harris, Chief Executive Officer

            - Michael A. Sumsky, President, Chief Operating Officer and General Counsel

            -     Douglas M. Boyle, Chief Financial Officer

      We are filing this letter via EDGAR and arranging to have a courtesy copy of this letter delivered to you by facsimile. If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (570) 287-9915 x3182.

                                         Very truly yours,

                                         /s/ Michael A. Sumsky
                                         ---------------------
                                         Michael A. Sumsky
                                         Chief Operating Officer and
                                         General Counsel



cc:   Mr. Howard A. Sobel, Esq